UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 2006

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Andy Mark Ransom
Name:	Andy Mark Ransom
Title:	General Counsel and Company Secretary

Date:	February 3, 2006

Exhibit Index

Exhibit	Exhibit Description

99.1	Schedule 5 Blocklisting Six Monthly Return
99.2	Imperial Chemical Industries plc – A disposal of shares by employee benefit trust
99.3	Imperial Chemical Industries plc – A disposal of shares by employee benefit trust
99.4	Imperial Chemical Industries plc – A disposal of shares by employee benefit trust
99.5	Imperial Chemical Industries plc – A disposal of shares by employee benefit trust
99.6	Imperial Chemical Industries plc – Notification of Interests of Directors
99.7	Imperial Chemical Industries plc – A disposal of shares by employee benefit trust
99.8	Imperial Chemical Industries plc – Notification of Interests of Directors
99.9	Imperial Chemical Industries plc – A disposal of shares by employee benefit trust